SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

electroCore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28531P103

(CUSIP Number)

June 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28531P103		SCHEDULE 13G

1	Name of Reporting Person Merck Global Health Innovation Fund, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,032

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,346,032

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,032

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.8% (1)

12	Type of Reporting Person (See Instructions) OO

(1)      Based on 28,428,095 shares of Common Stock of the Issuer issued and outstanding as of June 21, 2018, which amount was provided to the Reporting Person by the Issuer.

CUSIP No. 28531P103		SCHEDULE 13G

1	Name of Reporting Person Merck Sharp & Dohme Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,032

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,346,032

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,032

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.8% (1)

12	Type of Reporting Person (See Instructions) CO

(1)      Based on 28,428,095 shares of Common Stock of the Issuer issued and outstanding as of June 21, 2018, which amount was provided to the Reporting Person by the Issuer.

CUSIP No. 28531P103		SCHEDULE 13G

1	Name of Reporting Person Merck & Co., Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,032

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,346,032

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,032

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.8% (1)

12	Type of Reporting Person (See Instructions) CO

(1)      Based on 28,428,095 shares of Common Stock of the Issuer issued and outstanding as of June 21, 2018, which amount was provided to the Reporting Person by the Issuer.

CUSIP No. 28531P103	SCHEDULE 13G

Item 1(a).	Name of Issuer: electroCore, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 150 Allen Road, Suite 201 Basking Ridge, NJ 07920

Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed by each of Merck Global Health Innovation Fund, LLC (the “Purchaser”), Merck Sharp & Dohme Corp. (“MSD”) and Merck & Co., Inc. (“Merck” and, together with the Purchaser and MSD, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).

Address or Principal Business Office or, if none, Residence:
The address of the principal executive offices of the Purchaser and MSD is One Merck Drive, 2W116, Whitehouse Station, NJ 08889-0100. The address of the principal executive offices of Merck is 2000 Galloping Hill Road, Kenilworth NJ 07033.

Item 2(c).	Citizenship: The Purchaser is a Delaware limited liability company. MSD is a New Jersey corporation. Merck is a New Jersey corporation.
Item 2(d).	Title of Class of Securities: Common Stock, par value 0.001 per share.
Item 2(e).	CUSIP Number: 28531P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 28531P103	SCHEDULE 13G

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

MSD is a wholly owned subsidiary of Merck, and the Purchaser is a wholly owned subsidiary of MSD. Because of the foregoing relationship, each Reporting Person may be deemed to have voting and dispositive power over the reported securities and may also be deemed to be the beneficial owner of these securities.

(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Merck is the ultimate parent company of the Purchaser, and MSD is the direct parent company of the Purchaser.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 28531P103	SCHEDULE 13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 27, 2018.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

By:	/s/ William J. Taranto
Name:	William J. Taranto
Title:	President

MERCK SHARP & DOHME CORP.

By:	/s/ Faye Brown
Name:	Faye Brown
Title:	Assistant Secretary

MERCK & CO., INC.

By:	/s/ Faye Brown
Name:	Faye Brown
Title:	Senior Assistant Secretary

CUSIP No. 28531P103	SCHEDULE 13G

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of electroCore, Inc.  The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment.  The undersigned acknowledge that each shall be responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.  The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated:    June 27, 2018.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

By:	/s/ William J. Taranto
Name:	William J. Taranto
Title:	President

MERCK SHARP & DOHME CORP.

By:	/s/ Faye Brown
Name:	Faye Brown
Title:	Assistant Secretary

MERCK & CO., INC.

By:	/s/ Faye Brown
Name:	Faye Brown
Title:	Senior Assistant Secretary